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                            July 28, 2023

       Jason Barnard
       Chief Executive Officer
       Foremost Lithium Resource & Technology Ltd.
       2500-700 West Georgia Street
       Vancouver, British Columbia V7Y 1B3
       Canada

                                                        Re: Foremost Lithium
Resource & Technology Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed July 26, 2023
                                                            File No. 333-272028

       Dear Jason Barnard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1 filed on July 26, 2023

       Properties
       Material Properties - The Lithium Lane Properties
       Zoro Property, page 64

   1. Please update your disclosures of the inferred mineral resource for the Zoro property on page 76, including the
labels and accompanying narratives indicating the estimate has various effective
dates, including March 31, 2022, May 25, 2018, and January 16, 2023,
                                                        as necessary to resolve
these inconsistencies and to provide the estimate as of March 31,
                                                        2023, the end of your
most recently completed fiscal year, to comply with Item 1304(d)(1)
                                                        of Regulation S-K.
 Jason Barnard
FirstName  LastNameJason
Foremost Lithium ResourceBarnard
                          & Technology Ltd.
Comapany
July       NameForemost Lithium Resource & Technology Ltd.
     28, 2023
July 28,
Page  2 2023 Page 2
FirstName LastName
         Please also update corresponding references to the estimate, as appear in the second paragraph on page 59 and the table on page 74, and provide any incremental disclosures that are necessary to address change in the estimate since the end of the prior fiscal year to comply with Items 1303(b)(3) and 1304(e) of Regulation S-K.
Change in Registrant's Certifying Accountant, page 142

2. Please revise your disclosure to indicate you had not consulted with Davidson
         & Company LLP on any of the matters specified in Item 16(F)(a)(2) of Form 20-F during the two most recent fiscal years and the subsequent interim period through May 25,
         2023, which is the date you engaged them to be your auditor rather than through July 25,
         2023.
Financial Statements
Notes to Financial Statements
Note 1. Nature and Continuance of Operations, page F-11

3. We note your disclosure that on July 5, 2023 you consolidated your common shares on the basis of fifty (50) pre-consolidation common shares for one (1) post-consolidation common share. All shares, warrants and stock options in your consolidated financial statements are on post consolidated basis. Please address the following:

                Have your predecessor auditor provide you an audit opinion which provides audit coverage of the financial statement changes resulting from your share consolidation;

                Remove any remaining disclosures, including on your cover page, that historical financial statements and the notes thereto do not reflect this consolidation; and

                Include disclosure of this July 5,2023 share consolidation in
Note 17- Subsequent
              Events.
Exhibits and Financial Statement Schedules, page II-4

4. We note the consents you have filed as Exhibits 23.4 and 23.5 are dated January 17, 2023, and refer to a Technical Report Summary pertaining to the Zoro Lithium Project, having an effective date of December 28, 2022. However, disclosures on page 15 of the
         Technical Report Summary at Exhibit 96.1 state the effective date of the report is January
         16, 2023, although there are also disclosures on page 22 referencing an effective date of December 28, 2022.

         We note that both references appear to differentiate between the effective date of the report and the effective date of the estimate, by indicating the later is July 6, 2018 while expressing an opinion about the absence of change either through March 31, 2022 on page
         15, or December 28, 2022 on page 22.
 Jason Barnard
Foremost Lithium Resource & Technology Ltd.
July 28, 2023
Page 3

      Please discuss these inconsistent representations about the effective date of the estimate or the opinion regarding the absence of change in the estimate, and the effective date of the report with the third party engineers, and arrange to obtain and file a revised Technical
      Report Summary that resolves these inconsistencies.

      Please also obtain and file updated consents from the third party engineers associated with the Technical Report Summary for the Zoro Property, and the associated disclosures of the estimates that you will need to provide as of March 31, 2023, and ensure that these are referencing the correct date of the Technical Report Summary.
        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering matters, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Cheryl Brown, Staff
Attorney, at (202) 551-3905 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameJason Barnard
                                                   Division of Corporation
Finance
Comapany NameForemost Lithium Resource & Technology Ltd.
                                                   Office of Energy &
Transportation
July 28, 2023 Page 3
cc:       Anthony Epps, Esq.
FirstName LastName